Exhibit 99.1

Perion Expects $22M in Adjusted EBITDA For the First
Quarter of 2022, More Than Double Q1/2021

SORT™, Perion’s Cookieless Targeting solution, and Vidazoo Video monetization platform contribute incremental revenues, expected to drive substantial display advertising growth

Tel Aviv & New York – April 4, 2022 – Perion Network Ltd. (NASDAQ: PERI), a global advertising technology company that delivers holistic solutions across the three main pillars of digital advertising – ad search, social media and display / video / CTV advertising – today announced preliminary results for the first quarter of 2022.

($m)	Q1 2021	Q1 2022 (preliminary)	YoY Growth
Revenue	89.8	125.0	39%
Adjusted EBITDA	8.8	22.0	150%
EBITDA to Rev Ex-TAC	25%	42%

* Reconciliation of GAAP to Non-GAAP measures follows

Doron Gerstel, Perion’s CEO, commented, “Perion is building an increasingly predictable and sustainable financial model, with our strong revenue ramp continuing into 2022 performance.  Our results are driven by our strategic diversity of revenue streams, giving us the ability to deliver growth where the opportunities are.  In the first quarter of 2022, the opportunities were clearly in our SORT innovation – and its proprietary cookieless technology – which has been used in more than 100 campaigns since launched in October 2021!”

“We also benefited from the growing market acceptance for the solutions of Vidazoo, our most recent acquisition, which validates our continued ability to identify and integrate accretive M&A,” added Mr. Gerstel. “In addition, the economic value of our iHUB continues to prove itself, as our innovative AdTech assets connect to this centralized AI-led digital control center, leading to both reduced operational expenses and improved media margin. ״

Mr. Gerstel added, “As a result of our strong start of 2022 and increased visibility, we plan to update full-year guidance when we report our first quarter results, on Thursday, April 28. I invite all interested parties to read the attached White Paper, which details the innovative technology framework and deployment which enables SORT to deliver superior results to cookie-based targets, while respecting privacy. ״
https://www.perion.com/solutions/cookieless-targeting/

Conference Call Details

Perion will release its financial results for the first quarter of 2022, on Thursday, April 28, 2022, prior to the opening of the financial markets. Doron Gerstel, CEO and Maoz Sigron, CFO will host a conference call to discuss the results at 8:30 a.m. ET that day. Call details:

•	Registration link: https://incommconferencing.zoom.us/webinar/register/WN_Z1TozBmxSm61qACRPmPgrA
•	Toll Free: 1-877-407-0779
•	Toll/International: 1-201-389-0914

About Perion Network Ltd.

Perion is a global technology company delivering holistic strategic business solutions that enable brands and advertisers to efficiently “Capture and Convince” users across multiple platforms and channels, including interactive connected television – or iCTV. Perion achieves this through its Synchronized Digital Branding capabilities, which are focused on high impact creative; content monetization; its branded search network, in partnership with Microsoft Bing; and social media management that orchestrates and optimizes paid advertising. This diversification positions Perion for growth as budgets shift across categories.

Non-GAAP measures

We have presented certain non-GAAP financial measures, including Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") and Revenue after Traffic Acquisition Costs (“Revenue ex-TAC”).  Adjusted EBITDA is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results.  Revenue ex-TAC presents revenue reduced by traffic acquisition costs, reflecting that a portion of our revenue must be directly passed to publishers or advertisers and presents our revenue excluding such items.  These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

The following table reconciles GAAP Income from Operations to Adjusted EBITDA

(in thousands) (estimated and unaudited):	Three Months Ended March 31, 2022
GAAP Income from Operations	$15,822
Share based compensation	2,382
Retention and other related to M&A related expenses	562
Amortization of acquired intangible assets	2,819
Depreciation	415
Adjusted EBITDA	$22,000

Preliminary Results; Forward Looking Statements

The information in this press release is based preliminary unaudited estimated results because our financial closing procedures for the three months ended March 31, 2022 are not yet completed.  Actual results are subject to change as we finalize our financial results.

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements, and our preliminary results also constitute forward looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 16, 2022. Perion does not assume any obligation to update these forward-looking statements.

Contact
Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com

Source: Perion Network Ltd.